EXHIBIT 10.15

To: Robert Bond

March 1st, 2004

Re: Contingent Offer of Employment with UPEK, Inc.

Dear Robert:

On behalf of UPEK, Inc, (the “Company”), I am delighted to offer to you employment with the Company, contingent upon the completion of our spin-off transaction (the “Transaction”) from STMicroelectronics. (“ST”). We expect the closing of such Transaction (the “Closing”) will occur on or around March 4, 2004. If the Transaction is successfully completed and you satisfy the conditions of acceptance of this offer, this letter shall set forth the terms of your employment with the Company, effective immediately after the Closing.

At this time we would like to provide you with as much information as is presently possible regarding your new employment. If you have any questions about any of the information contained in this offer letter or about any other aspect of your new employment, please contact Alan Kramer or Philip Smith.

Position: You will be employed in a full-time, exempt position by the Company, based primarily at its Singapore facility. Your initial assignment shall be VP Manufacturing & Engineering, reporting to Alan Kramer. By accepting this offer you acknowledge that the Company expects this position to be based in a location other than your current location of residence before the end of 2004. The Company will make reasonable efforts to assist you with relocation at that time, including the extension of expatriate benefits for the duration of your relocation to Singapore, including allowances for housing, automobile and schooling. The total cost to the Company for the benefits included in the expatriate package you will be offered is expected to be between $50,000 and $75,000 per year.

Compensation: You will receive an annual base salary of $150,000, less all applicable deductions and withholdings, which shall be paid semi-monthly in arrears in accordance with the Company’s regular payroll schedule. The Company pay dates in the U.S. will be on the 15th and last days of each calendar month. Your salary will be reviewed from time-to-time, generally on an annual basis. Please be aware that the Company has reviewed your salary for the purposes of extending this offer of employment to you and, therefore, your next salary review will occur in the second quarter of 2004.

Severance: In the event your employment with the Company is terminated without cause by the Company (as customarily defined and set forth in the stock option documentation) at any time during your employment with the Company, the Company will, for a period of six months, continue to pay your then current base salary in accordance with its regular payroll practice and subject to applicable deductions and withholdings.

Bonus: You will be eligible to participate in Upek’s bonus programs, applicable to your position, which are based on company and individual performance. Bonuses will generally be paid annually after the end of the fiscal period to which they relate. Your bonus target will be 15% of your annual base salary for 2004 and you will earn your bonus, subject to company performance, by meeting certain goals and objectives that you and your manager have agreed for the period. This bonus arrangement and calculation of any payment may be changed at any time at the sole discretion of Upek’s executive management or Board of Directors.

Stock Options: Subject to the approval of Upek’s Board of Directors, you will be eligible to receive an option to purchase 250,000 shares of Upek’s Common Stock (the “Stock Options” under Upek’s planned 2004 Stock Plan. The Stock Options are intended to be incentive stock options within the meaning of Section 422(A) of the Internal Revenue Code of 1986, as amended. They will have an exercise price per share equal to the fair market value on the date of grant, as determined by the Board (which price is currently estimated to be $0.10). You will vest in twenty-five percent (25%) of the Stock Options upon completion of your first twelve (12) months of continuous employment with Upek. Thereafter, you will vest in the balance of the Stock Options monthly over the 36 months following the first anniversary of your start date at the rate of 1/48th of the Stock Options each month. Additional information regarding the 2004 Stock Plan will be sent to you as soon as possible.

Accelerated Vesting: If you are terminated by the Company without cause by the Company (as customarily defined and set forth in the stock option documentation) at any time during the first 12 months of your employment with the Company, the Stock Options shall automatically vest with respect to 25% of the underlying shares. In the event your employment with the Company is terminated without cause by the Company (as customarily defined and set forth in the stock option documentation) as a condition to or within 12 months after a Corporate Transaction (as defined in the stock option plan), the Stock Options and the Additional Options that have been granted to you as of the date of such termination shall automatically vest with respect to that number of underlying shares which would have become vested had you been employed by the Company for an additional 6 months following such termination.

Anti-dilution: In addition, you will be granted an additional option(s) (the “Additional Option(s)”) to maintain your percentage ownership interest in the Company at 1.0% (calculated on a Fully-Diluted Basis) in connection with the Company’s raising of up to an additional $11 million in preferred stock private equity financing(s) (in one or more transactions, which may include the second tranche of the currently contemplated Series B/B-1 financing) following the initial closing of the Company’s Series B financing (the “Additional Financing(s)”); provided that you are an employee of the Company at the time of such Additional Financing(s). For purposes of this letter, “Fully-Diluted Basis” shall mean that all exercisable and convertible securities of the Company shall be deemed to have been exercised and all option shares reserved for issuance under the Company’s option plan shall be deemed to have been granted. The Additional Option(s) shall vest with respect to twenty-five percent (25%) of the Additional Option(s) upon completion of your first twelve (12) months of continuous employment with the Company following the date of grant, with the balance of the Additional Option(s) vesting monthly over the 36 months following the first anniversary of the date of grant at the rate of 1/48th of the Additional Option(s) each month.

Benefits: You will be eligible to participate in the employee benefits and benefit plans that will be made available to the employees of the Company. Please be aware that your health benefits with ST will terminate at the end of the calendar month following your termination of employment with ST. Thereafter you will have the right to convert your health insurance benefits pursuant to COBRA. You will be provided with COBRA notices and other relevant forms in due course by ST. It will be your responsibility to enroll in COBRA benefits for any relevant period prior to the establishment of Upek’s plans. The Company will reimburse your COBRA costs during this period. Upon their establishment you will be eligible to participate in the Company’s benefit plans. A summary of these benefits and benefit enrollment details will be provided to you as they become available but are generally expected to include the following.

•

401(k) plan which will include a company match of 100% of your actual contributions up to 3% of your salary and 50% of the next 2% of your actual contributions to a maximum of 4% of your total contributions in 2004

•	Section 125 plan (Employee election for pre-tax medical and child care expenses)

•	Health and dental insurance

•	Life insurance

•	Disability insurance

•	Flexible Time Off (see below) in lieu of company-paid vacation, sick days and company holidays

Participation in Upek benefit programs is subject to the specific terms of the respective programs and to any qualification or availability requirements that may be imposed by state law or regulation. All benefits offered are subject to change at the discretion of Upek’s executive management or Board of Directors.

Flexible Time Off (“FTO”): You will be eligible for the Company’s FTO benefit for scheduling time away from work by combining holidays, vacation and non-exempt sick/personal time off. This benefit will be comparable to that which you received at ST and the Company will give you credit for your past services to ST in calculating the rate at which this benefit is accrued. You will not, however, be able to carry forward any unpaid and unused FTO benefits accrued while at ST. You will not be able to buy out your earned FTO as an employee of the Company, and your maximum FTO balance at any time may not exceed one year’s worth of accrual. If you reach that maximum you will no longer accrue further hours under this program until your balance is reduced below the maximum by taking time off.

Company Policy: As an employee of the Company, you will be subject to, and will be expected to comply with its policies and procedures, personnel and otherwise, as those policies are developed. Shortly after your employment commences you will be provided with a copy of Upek’s Employee Handbook which defines the Company’s policies and procedures.

At-Will Employment: Your employment with the Company is “at-will.” This means that it is not for any specified period of time and can be terminated by you or the Company at any time, with or without advance notice, with or without cause. It also means that your job duties, title and responsibility and reporting level, compensation and benefits, as well as the Company’s personnel policies and procedures, may be changed at any time in the sole discretion of the Company. However, the “at-will” nature of your employment shall remain unchanged during your tenure as an employee of the Company and may not be changed, except in an express writing signed by you and by the Company’s CEO.

Conditions of Offer: In order to accept this offer, please provide Alan Kramer or Philip Smith with the following:

(1)	Signed copy of this letter, indicating your acceptance of this offer;

(2)	Signed copy of the Company’s Proprietary Information and Inventions Agreement (“PIIA”); and

(3)	An executed General Release (copy enclosed)

(4)	Satisfactory proof of your identity and your legal authorization to work in the United States.

Entire Agreement: Assuming that the Transaction is completed and you accept this offer, this letter, the enclosed PIIA and the General Release shall constitute the full and complete agreement between you and the Company regarding the terms and conditions of your employment. This letter, the enclosed PIIA and the General Release cancel, supersede and replace any and all prior negotiations, representations or agreements, written and oral, between you and the Company (or between you and ST or any affiliated or parent company) regarding any aspect of employment after the Closing. Any change to the terms of your employment with the Company, as set forth in this letter, must be in an individualized and dated writing to you, signed by the CEO of the Company to be effective.

Because the Company is acquiring certain assets from ST which constitute confidential, proprietary and/or trade secret information and inventions of ST, ST will assign to the Company any and all confidential/proprietary/trade secret information, non-disclosure and inventions assignment agreement(s) signed by you in connection with your prior employment with ST (or with any predecessor, affiliated or parent company) and you hereby consent to such assignment. If you accept this offer of employment, your employment related files, including but not limited to your personnel files, will be transferred from ST to Upek. Your signature in acceptance of this offer will mean that you consent to this transfer.

We look forward to having you join the Company and hope that you will find it an exciting and rewarding place to work. Please confirm your acceptance of this offer, by signing and returning the enclosed copy of this letter, and the PIIA to Alan Kramer or Philip Smith by March 2nd, 2004. If not accepted by you as of that date, this offer will expire. If you have any questions, please do not hesitate to call me at (510) 697 9040.

Sincerely,

/s/ Alan Kramer
Alan Kramer On Behalf of UPEK, Inc.

I ACCEPT THE COMPANY’S OFFER OF EMPLOYMENT, ABOVE:

/s/ Robert Bond	March 2, 2004
(Name)	(Date)

2001 Center Street, Suite 500

Berkeley, CA 94704-1204

Tel: 510.868.0800

Fax: 510.868.0824

June 2, 2004

Robert Bond

RE: Option Grant

Dear Robert:

I am pleased to inform you that the Board of Directors of UPEK, Inc. (the “Company”) granted you an option to purchase 250,000 shares of the Company’s Common Stock at the Company’s first board meeting. The Board has further decided to make such option immediately exercisable, meaning that it can be exercised in whole or in part prior to vesting, but it shall be subject to a Company repurchase right exercisable upon the termination of your employment, which repurchase right shall lapse as the shares become vested in accordance with the terms of your original employment offer letter dated March 1, 2004 (the “Offer Letter”). We will be getting the option paperwork to you shortly for you to review and sign. In connection with this grant, the Board would like to clarify the language of the Offer Letter to provide you with the right to receive a fixed number of additional option shares upon the second closing of the Company’s Series B/B-1 financing. As you know and as we discussed, the original intent of one of the provisions of the Offer Letter was to provide you with an additional stock option after the second closing of the initial investment by the Company’s investors because we had agreed to take the initial investment in two separate closings.

Accordingly, this letter hereby amends, restates, supercedes and replaces the paragraph of the Offer Letter entitled “Anti-dilution” with the following:

Second Closing. In addition, as soon as reasonably practicable following the Second Closing of the Company’s Series B/B-1 financing (as defined in the Series B/B-1 Preferred Stock Purchase Agreement among the Company and the Company’s investors dated as of January 29, 2004), pursuant to which the Company raises approximately $9 million, you will be granted an additional option (the “Additional Option”) to purchase 100,000 shares of the Company’s Common Stock, provided that you are an employee of the Company at the time of such closing. The Additional Option shall vest with respect to twenty-five percent (25%) of the Additional Option upon completion of your first twelve (12) months of continuous employment with the Company following the date of grant, with the balance of the Additional Option vesting monthly over the 36 months following the first anniversary of the date of grant at the rate of 1/48th of the Additional Option each month. The exercise price per share shall be the fair market value of the Company’s Common Stock on the grant date, as determined by the Company’s Board of Directors. The Additional Option shall be an “incentive stock option” to the maximum extent permitted under the IRS rules. The Additional Option shall be immediately exercisable, meaning that it can be exercised in whole or in part prior to vesting, but it shall be subject to a Company repurchase right exercisable upon the termination of your employment, which repurchase right shall lapse as the shares become vested in accordance with the terms of this letter.

Both the Board and I are delighted that you have joined the Company and are looking forward to building a successful company.

Sincerely,

UPEK, Inc.

/s/ Alan Kramer
Alan Kramer
Chief Executive Officer

ACCEPTED AND AGREED

/s/ Robert Bond June 18, 2004
Name: Robert Bond